Exhibit 21.1

Subsidiaries of the Registrant

Entity	Jurisdiction of Incorporation

Udemy Ireland Ltd.	Ireland

Udemy Japan GK	Japan

Udemy Bilisim Teknolojiler I Danismanlik Ve Muhendi	Turkey

Udemy India LLP	India

Udemy Servicos Promocionais Sociedade Limitada	Brazil